Entera Bio Ltd.
Minrav Building – Fifth Floor
Jerusalem, Israel 9112002

May 13, 2026

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Chris Edwards

RE:	Entera Bio Ltd. (the “Company”) Registration Statement on Form S-3 (the “Registration Statement”) Filed May 8, 2026 File No. 333-295710

Dear Mr. Edwards:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Eastern Time, on May 15, 2026, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours, Entera Bio Ltd.

By:	/s/ Miranda Toledano
Name: Miranda Toledano
Title: Chief Executive Officer